SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

Shiloh Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title and Class of Securities)

824543 10 2

(CUSIP Number)

Theodore K. Zampetis

c/o Shiloh Industries, Inc.

880 Steel Drive

Valley City, Ohio, 44280

(330) 558-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 824543 10 2	Schedule 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Theodore K. Zampetis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,893,200 8 SHARED VOTING POWER 74,000 9 SOLE DISPOSITIVE POWER 1,893,200 10 SHARED DISPOSITIVE POWER 74,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 824543 10 2	Schedule 13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

This Schedule relates to the common stock (the “Common Stock”) of Shiloh Industries, Inc. (the “Issuer”), a Delaware corporation, whose principal executive offices are located at Suite 202, 103 Foulk Road, Wilmington, Delaware 19803.

Item 2. Identity and Background.

(a) Theodore K. Zampetis.

(b) c/o Shiloh Industries, Inc., 880 Steel Drive, Valley City, Ohio, 44280.

(c) President and Chief Executive Officer of the Issuer.

(d) During the last five years, Mr. Zampetis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Zampetis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f) Mr. Zampetis is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On January 31, 2003, Mr. Zampetis received 350,000 shares of Common Stock from the Issuer pursuant to the terms of the employment agreement, dated as of February 1, 2002, between the Issuer and Mr. Zampetis (the “Employment Agreement”).

On February 7, 2003, using personal funds, Mr. Zampetis purchased 58,823 shares of Common Stock from the Issuer upon the exercise of an option to purchase Common Stock at an exercise price of $1.70 per share.

On April 8, 2003, using personal funds, Mr. Zampetis purchased 29,300 shares of Common Stock on the open market at a price of $1.69 per share.

On January 31, 2004, Mr. Zampetis received 300,000 shares of Common Stock from the Issuer pursuant to the terms of the Employment Agreement.

On February 2, 2004, using personal funds, Mr. Zampetis purchased 58,823 shares of Common Stock from the Issuer upon the exercise of an option to purchase Common Stock at an exercise price of $1.70 per share.

On March 17 and March 18, 2004, using personal funds, Mr. Zampetis purchased an aggregate of 3,000 shares of Common Stock on the open market at prices ranging from $7.17 to $7.30 per share.

On January 31, 2005, Mr. Zampetis received 250,000 shares of Common Stock from the Issuer pursuant to the terms of the Employment Agreement.

CUSIP No. 824543 10 2	Schedule 13D	Page 4 of 7 Pages

Item 4. Purpose of Transaction.

All of the shares purchased and/or acquired by Mr. Zampetis are for investment purposes. Mr. Zampetis may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Common Stock for investment or dispose of currently held shares of Common Stock. As President, Chief Executive Officer and Director of the Issuer, Mr. Zampetis regularly explores potential actions and transactions which may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividend policy, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer.

Except as noted in public filings by the Issuer, Mr. Zampetis has no immediate plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated.

CUSIP No. 824543 10 2	Schedule 13D	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a) Mr. Zampetis beneficially owns 1,967,200 shares of Common Stock, including:

•	299,020 shares of Common Stock issuable to Mr. Zampetis upon the exercise of options granted to him under the Issuer’s Amended and Restated 1993 Key Employee Stock Incentive Plan (the “Incentive Plan”), which options are exercisable within 60 days of February 1, 2005; and

•	74,000 shares of Common Stock held by a charitable foundation, of which Mr. Zampetis serves as one of the four directors.

As of February 1, 2005, Mr. Zampetis is deemed to beneficially own approximately 12.1%, or 1,967,200 shares, of the outstanding Common Stock.

(b) Mr. Zampetis has sole voting and sole investment power with respect to 1,893,200 shares of Common Stock that he directly beneficially owns, including 299,020 shares of Common Stock issuable to Mr. Zampetis upon the exercise of options that are exercisable within 60 days of February 1, 2005. Mr. Zampetis has shared voting and shared investment power with respect to 74,000 shares of Common Stock held by a charitable foundation, of which Mr. Zampetis serves as one of the four directors.

(c) On December 27, 2004, Mr. Zampetis conveyed 74,000 shares of Common Stock to a charitable foundation as a gift. Mr. Zampetis serves as one of the four directors of the charitable foundation. On January 31, 2005, Mr. Zampetis received 250,000 shares of Common Stock from the Issuer pursuant to the terms of the Employment Agreement.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 824543 10 2	Schedule 13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Zampetis and any person with respect to any securities of any Issuer, including but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, other than with respect to the shares of Common Stock held by the charitable foundation and other than the Employment Agreement disclosed in Item 4 above and the options disclosed in Item 5 above or as further described below. Except as described below, none of the shares of Common Stock beneficially owned by Mr. Zampetis are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

In the aggregate, Mr. Zampetis was granted options to purchase 500,000 shares of Common Stock under the Incentive Plan. Mr. Zampetis currently holds options to purchase shares of Common Stock as follows:

•	132,354 shares at $1.70 per share expiring on January 25, 2012, all of which are fully vested; and

•	250,000 shares at $1.70 per share expiring on March 26, 2013, 83,333 of which are vested, 83,333 of which vest on March 26, 2005 and 83,334 of which vest on March 26, 2006.

Mr. Zampetis has pledged 156,000 shares of Common Stock to UBS Financial Services, Inc. (“UBS”) in connection with a loan agreement between Mr. Zampetis and UBS. Mr. Zampetis has sole voting and sole investment power with respect to the pledged shares of Common Stock unless and until there is a demand or default on the underlying loan, in which case, as is customary, UBS may be entitled to vote and dispose of the pledged shares of Common Stock.

Item 7. Material to be Filed As Exhibits.

Not applicable.

CUSIP No. 824543 10 2	Schedule 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

By:	/s/ Theodore K. Zampetis
Name:	Theodore K. Zampetis